UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RIVERBED TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

768573 10 7

(CUSIP Number of Class of Securities)

Jerry M. Kennelly

President and Chief Executive Officer

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

David J. Segre, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$90,089,205.97	$3,540.51*

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,511,495 shares of common stock of Riverbed Technology, Inc. having an aggregate value of $90,089,205.97 as of April 30, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Filing fee was previously paid with a Schedule TO filed on May 1, 2008.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,540.51
Form or Registration No.:	SC TO-I
Filing party:	Riverbed Technology, Inc.
Date filed:	May 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Riverbed Technology, Inc., a Delaware corporation (“Riverbed” or the “Company”), with the Securities and Exchange Commission on May 1, 2008 relating to the offer by the Company to exchange (the “Option Exchange”) options to purchase up to an aggregate of 5,511,495 shares of the Company’s common stock, whether vested or unvested, that (i) were granted prior to May 1, 2008 with an exercise price greater than or equal to $16.404; (ii) were granted under the Riverbed Technology, Inc. 2006 Equity Incentive Plan; and (iii) are held by eligible option holders.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on May 29, 2008 at 9:00 p.m. Pacific Time. We have accepted for cancellation options to purchase 5,246,325 shares of the Company’s common stock, which were cancelled as of May 29, 2008. We have issued new options to purchase up to 4,459,392 shares of the Company’s common stock in exchange for the options surrendered in the Option Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2008	RIVERBED TECHNOLOGY, INC.

/s/ Jerry M. Kennelly
Jerry M. Kennelly
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 1, 2008.

(a)(1)(B)*	E-mail to all Eligible Employees from Mike Guerchon dated May 1, 2008.

(a)(1)(C)*	Summary of Stock Option Exchange Program.

(a)(1)(D)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(E)*	Election Form.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Confirmation of Receipt of Election Form.

(a)(1)(H)*	Form of Reminder E-mail.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)	The Riverbed Technology, Inc. 2006 Equity Incentive Plan and forms of agreements thereunder, incorporated herein by reference to Exhibit 10.5 to the Company’s registration statement on Form S-1/A, filed with the SEC on September 20, 2006.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on May 1, 2008.